UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Prakoso Imam Santoso Prakoso Imam Santoso Acting VP Investor Relations

Date: September 5, 2018

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Issuance of Telkom Medium Term Notes I Year 2018 and Telkom Medium Term Notes Sharia Ijarah I Year 2018.

Nomor: TEL.171/LP 000/COP-I5000000/2018

Jakarta, September 5, 2018

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re: Issuance of Telkom Medium Term Notes I Year 2018 and Telkom Medium Term Notes Sharia Ijarah I Telkom Year 2018

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
Facsimile	:	(+6221) 5220500
E-mail	:	investor@telkom.co.id

1.	Information or material facts	Issuance of Telkom Medium Term Notes I Year 2018 and Telkom Medium Term Notes Sharia Ijarah I Year 2018
2.	Date	September 4, 2018

3.	Description

On Tuesday, September 4, 2018, PT Telkom Indonesia (Persero) Tbk has issued:

1.Telkom Medium Term Notes I Year 2018 with a principal value of Rp758,000,000,000 (seven hundred fifty eight billion Rupiah). This MTN is issued scriptless and is offered with a value of 100% (one hundred percent), in 3 (three) series, namely:

a. Series A: Principal value of Serie A MTN is Rp262,000,000,000 (two hundred sixty two billion Rupiah) with a fixed interest rate of 7.25% (seven point two five percent) per annum with a term of 370 (three hundred seventy) calendar days from the issuance date.

b. Series B: Principal value of Serie B MTN is Rp200,000,000,000 (two hundred billion Rupiah) with a fixed interest rate of 8.00% (eight point zero percent) per annum, with a term of 2 (two) years from the issuance date.

c. Series C: Principal value of Serie C MTN is Rp296,000,000,000 (two hundred ninety six billion Rupiah) with a fixed interest rate of 8.35% (eight point three five percent) per annum with a term of 3 (three) years from the issuance date.

MTN interest is paid quarterly, in which the first of MTN interest will be paid on December 4, 2018, while the last of MTN interest and settlement of MTN will be paid at the same time on September 14, 2019 for Series A MTN, September 4, 2020 for Series B MTN, and  September 4, 2021 for Series C MTN.

2.Telkom Medium Term Notes Sharia Ijarah I Year 2018 with the ijarah return of Rp742,000,000,000 (seven hundred forty two billion Rupiah). MTN Sharia Ijarah is issued scriptless and is offered with a value of 100% (one hundred percent), in 3 (three) series, namely:

a. Series A : The value of ijarah returns of MTN Sharia Ijarah Series A is Rp264,000,000,000 (two hundred sixty four billion Rupiah) with installments of Rp19,140,000,000 (nineteen billion one hundred forty million Rupiah) per annum, which is calculated from the total ijarah return of MTN Sharia Ijarah Series A or Rp72,500,000 (seventy two million five hundred thousand Rupiah) per Rp1,000,000,000 (one billion Rupiah) per annum from the total ijarah return of MTN Sharia Ijarah Serie A, with a term of 370 (three hundred seventy) calendar days from the issuance date.

b. Series B : The value of ijarah returns of MTN Sharia Ijarah Series B is Rp296,000,000,000 (two hundred ninety six billion Rupiah) with installments of Rp23,680,000,000 (twenty three billion six hundred eighty million Rupiah) per annum which is calculated from the total ijarah return of MTN Sharia Ijarah Series B or Rp80,000,000 (eighty million Rupiah) per Rp1,000,000,000 (one billion Rupiah) per annum from the total ijarah return of MTN Sharia Ijarah Series B, with a term of 2 (two ) year from issuance date.

c. Series C : The value of ijarah returns of MTN Sharia Ijarah Series C is Rp182,000,000,000 (one hundred eighty two billion Rupiah) with installments of Rp15,197,000,000 (fifteen billion one hundred ninety seven million Rupiah) per annum which is calculated from the total ijarah return of MTN Sharia Ijarah Series C or Rp83,500,000 (eighty three million five hundred thousand Rupiah) per Rp1,000,000,000 (one billion Rupiah) per annum from the total ijarah return of MTN Sharia Ijarah Series C, with a term of 3 (three) years from the issuance date.

The installments of ijarah return are paid quarterly, where the first Installments will be paid on December 4, 2018, while the last installments and settlement of MTN Sharia Ijarah will be paid at the same time on September 14, 2019 for MTN Sharia Ijarah Series A, September 4, 2020 for MTN Ijarah Series B, and September 4, 2021 for MTN Sharia Ijarah Series C.

The company has obtained rating for the Medium Term Notes (MTN) from PT Pemeringkat Efek Indonesia (Pefindo): idAAA (Triple A) and idAAA (sy) (Triple A Sharia) which are valid from 10 August 2018 to 1 August 2019. The monitoring agency appointed for this MTN issuance is PT Bank Tabungan Negara (Persero) Tbk

The proceeds of Medium Term Notes will be used for the development of access and backbone network, especially development of FTTH broadband network (Fiber To The Home)

4.	The impact of events	Issuance of Medium Term Notes and Medium Term Notes Sharia Ijarah is expected to support the company to fulfill the targets.

Thank you for your kind attention.

Best Regards,

/s/ Prakoso Imam Santoso

Prakoso Imam Santoso

Acting VP Investor Relations

cc:

1.Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);

2.Indonesia Stock Exchange through IDXnet; and

3.Telkom’s Trustee (PT Bank CIMB Niaga and PT Bank Permata).

4.Monitoring Agency (Bank BTN)

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	62-21-5215109
Fax.	62-21-5220500
E-mail	investor@telkom.co.id
Website	www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.